

April 20, 2011

VIA U.S. MAIL AND FACSIMILE (212) 291-9101

Sergio Marchionne
Chief Executive Officer, Chief Operating Officer and President
Chrysler Group LLC
1000 Chrysler Drive
Auburn Hills, MI 48326

> **Re: Chrysler Group LLC**
> **Amendment No. 2 to Form 10-12G**
> **Filed April 6, 2011**
> **File No. 000-54282**

Dear Mr. Marchionne:

We have reviewed your response to our letter dated March 24, 2011 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

General

1. You state on page 2 that you are filing this Registration Statement in order to be able to file periodic and other reports with the SEC as contemplated by the terms of your operating agreement. According to a number of press reports, however, Mr. Marchionne has made public statements linking this Registration Statement to the company's initial public offering and its re-entry into the U.S. financial markets. Please explain the inconsistency here.

2. We note the acknowledgements provided on the last page of counsel's response letter. In your next response, please have an authorized representative of the company provide these acknowledgments.

Alliance with Fiat, page 6

3. We note your response to prior comment 3 and reissue in part. Please revise the first full paragraph on page 10 to briefly discuss the conflicts of interest that are discussed in greater detail in the risk factors section.

Vehicle Sales, page 13

4. We note your response to prior comment 7 and reissue. Please disclose, as stated in your response, that the market share and industry data are based on management's estimates of industry sales data, which in turn are based on data provided by several third-party sources.

Dealer and Customer Financing, page 18

5. We note your response to prior comment 12 and reissue. The Ally repurchase obligation appears to be material to an understanding of your business, financial condition and results of operations. Please disclose the material terms of the repurchase obligation, including, for example, the triggering events, the vehicles that could be subject to the obligation, the periods for your repurchase obligation, your maximum repurchase exposure and any other information material to an understanding of this agreement. Please revise your MD&A disclosure and the notes to the financial statements accordingly.

Members holding a majority of the membership interests, page 32

6. We note your response to prior comment 13 and reissue in part. Given that the U.S. Treasury appointed four of your directors and may have interests that differ from those of most stakeholders, please revise this risk factor accordingly. We note, for example, that the U.S. Treasury may have a greater interest in promoting U.S. economic growth and jobs than your other stakeholders.

We depend on the services of our key executives, page 48

7. The first and second paragraphs present two distinct risks. Please revise to present them as two separate risk factors.

Year ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009, page 79

8. We note the changes that have been made to MD&A in response to prior comment 24 but do not believe the revisions made to MD&A were fully responsive. As previously requested, please revise your discussion of cost of sales to discuss the factors responsible for changes in the various components of costs of sales during each period presented. For example we note from the discussion included in the second paragraph of page 75 of MD&A, that the prices for certain raw materials have increased significantly in recent years. To the extent that changes in the prices of raw materials or labor costs have fluctuated significantly during the periods presented in your financial statements, please revise your discussion of cost of sales to discuss and quantify the impact of these changes on cost of sales.

Audited Financial Statements of Chrysler Group LLC

Statements of Members' Deficit, page 168

9. We note from your response to prior comment 36 and revised disclosures that you recorded the membership interests of the U.S. Treasury and Canada CH based on the fair value allocated to the undrawn credit facilities and debt proceeds received. In light of the fact that the debt issued by these entities significantly exceeds the contribution recorded in the statements of members' deficit, please provide us more details as to how you determined or calculated the $72 million amount attributable to the U.S. Treasury membership interest and the $17 million amount attributable to the Canada CH membership interest. As part of your response and revised disclosure, please explain to us the nature of the deferred charges recorded and explain how these amounts were calculated or determined.

10. We also note from your response to prior comment 36 and the disclosures that have been added to Note 2 on page 170 that you recorded the VEBA Trust's membership interests at fair value, which was determined by subtracting the face value of your debt from an enterprise value established using a discounted cash flow model. We also note that the key inputs included a weighted average cost of capital of 19.5%. Please revise Note 2 to explain the nature of the capital contributions that were made by the VEBA Trust in exchange for their membership interests and explain in further detail how you calculated or determined your enterprise value. As part of your response and your revised disclosure, please indicate the period over which cash flows were projected for purposes of determining an enterprise value and explain the basis for any assumptions that were used in determining enterprise value such as terminal capitalization rates or discount rates. Also, please explain the factors responsible for using a discount rate of 19.5% for purposes of valuing the VEBA Trust's membership interests versus the discount rate of 18% that was used to value Fiat's membership interests.

Notes to the Financial Statements

Note 2. Basis of Presentation and Business Combination Accounting, page 170

Background

11. We note from your response to prior comment 38 that you have revised your disclosure in Note 2 to indicate that the fair value of both the warranty obligations and deferred revenue was determined based on the expected future cash flows to satisfy the obligations, adjusted for a profit margin that would be required by a market participant to assume the obligations and discounted to a present value using a discount rate that considers the timing of the expected cash flows and the non-performance risk of the obligations. Please revise to disclose the profit margin and discount rate used in the fair value calculations.

12. We note your response to prior comment 41; however, we do not believe that it is sufficiently responsive. As previously requested, please provide us with the expected time period over which the cash flows related to the dealer network intangibles are expected to be received. Your response should clearly explain why you believe such cash flows will be received over an expected period of approximately twenty years.

13. We note the revisions made to Note 2 on pages 182 and 183 of the registration statement in response to prior comment 42. Please revise your discussion of pre-acquisition contingencies included on page 182 to quantify the amounts recognized for each type of material pre-acquisition contingency, as applicable (i.e., warranty obligations, product liability, pending legal actions and proceedings, etc.).

Note 13. Income Taxes, page 207

14. We note from your response to prior comment 46 that your foreign subsidiaries in which you have elected to permanently reinvest earnings outside of the U.S. hold $1.4 billion in cash and cash equivalents as of December 31, 2010. We also note that because the cash held by these foreign subsidiaries will not be utilized for your U.S. liquidity plans, you do not believe the liquidity section requires revision. However, in light of the fact that this $1.4 billion amount appears to be included in the table disclosing your total available liquidity on page 91, we believe that you should revise the liquidity section of MD&A to clearly indicate that if these funds are needed for operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. You may also disclose that your intent is to permanently reinvest these funds outside of the U.S. and your current plans do not demonstrate a need to repatriate them to fund your U.S. operations, if applicable. Please revise accordingly.

Note 17. Stock-Based Compensation

Restricted Stock Plans, page 223

15. We note from your response to prior comment 48 and revised disclosure in Note 17 that you determined the fair value of the membership interests using a discounted cash flow methodology. As previously requested, please provide us details of, and revise the notes to your financial statements to disclose, the significant <u>assumptions</u> used in the valuation of the membership interests for each issuance of RSUs and Phantom Shares during 2009 and 2010 as well as for the valuation of the RSUs and Phantom Shares at the end of each period, since these liability classified awards require remeasurement each period. As part of your response, please also explain how the total enterprise value determined as a result of your discounted cash flow analysis resulted in a related per unit value for each Chrysler Group unit of $7.95 and $2.98 at December 31, 2010 and 2009, respectively.

16. We note from your response to prior comment 49 that based on the immaterial number of awards outstanding as of December 31, 2010, you do not believe that stock compensation expense is a critical accounting estimate. However, because the amount of stock

compensation expense recognized in 2010 was material to loss before income taxes, and the liability based instruments require fair value adjustments in the future that are not based on factors within your control, we continue to believe that stock compensation should be considered a critical accounting estimate. Please reconsider disclosing stock compensation expense as a critical accounting estimate in MD&A. As part of your revised disclosure you should include the following:

- A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted.

- A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

- Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Note 18. Employee Retirement and Other Benefits, page 225

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

17. We note that your response to prior comment 50 and your revised disclosure in Note 18 indicate the methods used to determine the fair value of the VEBA Trust Note and the Canadian HCT Notes and the fair value of the VEBA Trust membership interest. However, we do not believe that your response and revised disclosure clearly disclose the detailed assumptions that were used in calculating these fair values, such as discount rates used and the period over which expected future cash flows were projected. Please revise to clearly disclose these assumptions. Your disclosure should also be revised to explain the reasons for any significant changes in assumptions used between June 10, 2009 and December 31, 2009 to determine the fair value of the VEBA and Canadian HCT Trust Notes and VEBA Trust membership interest.

18. We note from your response to prior comment 51 that the change in discount rates was due to a significant improvement in the credit markets from June 10, 2009 to December 31, 2009. This improvement resulted in a significant decrease in the extrapolated yield curve used to estimate the fair value of the VEBA Trust Note. You also disclose that the improvement also contributed to a reduction of the WACC used to estimate the fair value of the VEBA Trust's membership interests from June 10, 2009 to December 31, 2009. As previously requested, please revise the notes to the financial statements to include the reasons for the change in discount rate and WACC as described in your response to prior comment 51 and to disclose the amount of the change in the discount rate.

Note 23. Subsequent Events, page 245

19. We note from a press release dated April 12, 2011 that Fiat increased its ownership percentage in you to 30% as a result of meeting the second performance condition that Fiat help you generate cumulative revenue of $1.5 billion outside North America and use Fiat's dealer network in Latin America to distribute Chrysler vehicles. Please revise Note 23 to disclose the nature and terms of this increase in Fiat's ownership percentage.

Audited Financial Statements of Old Carco LLC (f/k/a Chrysler LLC) and Consolidated Subsidiaries

Note 8. Goodwill and Intangible Assets, Net, page 270

20. We note from your response to prior comment 54 that the impairment analysis was only performed on certain brand names (Chrysler and Dodge) because other brand names such as Jeep and Mopar had fair values that exceeded their carrying values. However, the disclosure in Note 8 appears to imply that the carrying value of the brand name intangible assets exceeded their fair values for all brand name intangibles. For example, you disclose that one of the assumptions used to calculate fair value was forecasted revenue for each brand name (Chrysler, Jeep, Dodge and Mopar). Please revise your disclosure in Note 8 to be consistent with your response to prior comment 54. As part of your revised disclosure you should include the fact that each brand name is its own unit of account and is therefore tested separately.

Note 19. Other Transactions with Related Parties

Settlements, page 306

21. We note from your response to prior comment 55 and your revised disclosure in Note 19 that the $684 million gain was calculated based on the settlement of $415 million of trade payables and other international obligations due to Daimler and $368 million of the NSCs financial liabilities to Daimler in exchange for a payment of $99 million by you. Please explain to us why Daimler was willing to settle these payables and other liabilities at a significant loss.

22. We note from your response to prior comment 58 that Old Carco recorded a gain and a receivable for the entire amount due from Daimler, $600 million, which Daimler agreed to pay to Old Carco in exchange for a reduction of Daimler's contingent liability to the PBGC. Please tell us if there was any liability on Old Carco's financial statements related to Daimler's liability to the PBGC prior to this June 5, 2009 agreement. If not, please tell us why you believe it was appropriate that a liability had not been recorded. Also, in light of the fact that the $519 million gain on extinguishment of debt recorded as a result of this same June 5, 2009 agreement was recorded as part of Reorganization Expense, we are still unclear as to why this $600 million gain was not recorded as part of

Reorganization Expenses, Net on the face of the statement of operations. Please advise or revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief